VALUATION OF A COMBINED ITT/STARWOOD


              Attached is an earnings-based valuation analysis of a com-bined ITT/Starwood, derived from information disclosed by Star-wood and ITT and from previously-issued analysts' reports on estimated ITT and Starwood 1998 results. In fact, we believe certain of this information overstates the likely earnings of the combined entity for 1998 and thus inflates the valuation. For example:

                 - We have credited the combined entity with $90 million
                   of tax savings related to "inter-company debt" of Starwood Corporation to Starwood Lodging Trust (the pro forma financials in the Starwood proxy imply that this debt related to the ITT assets will be approxi-mately $3.0 billion). However, if Congress deter-mines that Starwood's grandfathered "paired-share REIT" status should not apply to the expanded ITT operations, this tax savings would not be realized. We also have not included any tax liabilities that may result from Starwood's proposed $1.5 billion div-idend.

                 - We have credited the combined entity with $75 million
                   of savings due to "synergies" in 1998 even though we think these savings are questionable (and note that Starwood has not included such savings in its pro forma financials as filed with the SEC).

                 - For purposes of this analysis, we have accepted Star-
                   wood's FFO projections, which we believe are aggres-sive.

              Nevertheless, even on this basis the analysis shows 1998 earnings per share of only $1.43. Using the earnings multiple of Marriott International, this implies an ITT/Starwood stock value of $32.27.





    1998P MULTIPLE ANALYSIS
    ================================================================================
                                   HOT/Westin                        ITT
                                   ==========                        ===
    FFO                               $296      (1)                  --
    Minority Interest                 (10)      (2)                  --
    Real Estate D&A                   (252)     (2)(3)               --
                                   ==========                      ==========
      Net Income                       $34                          $346     (4)

    Shares Outstanding                 74       (2)                  117     (5)
    EPS                               $0.46                         $2.95

    EBITDA                            $448      (2)                $1,237    (4)

    ==================================================================================

    HOT/Westin Net Income             $34            HOT/WESTIN/ITT ENTERPRISE VALUE
    ITT Net Income                    346              Market Value of Equity @ $32.27           $6,599
                                     ========          Plus: Total Pro Forma Debt from Proxy      7,821
                                     $380              Plus: Additional Cash from Revised Offer   1,230
    After Tax Adjustments                              Plus: Option Cash Out                        347
      Synergies                       $45     (6)      Plus: Severance                              165
      Incremental Interest Expense                                                              =======
        Debt from Merger             (134)    (7)    Total Enterprise Value                     $16,163
        Option Cash Out/Severance    (23)     (8)
      Goodwill                       (64)     (9)    HOT/WESTIN/ITT EBITDA (incl. synergies)     $1,760
      Tax Savings                     90      (10)
                                     ========        ==================================================
    HOT/WESTIN/ITT Net Income        $293            1998 TEV/EBITDA                               9.2x
                                                     ==================================================

    Outstanding Shares                204     (11)
    HOT/WESTIN/ITT NET INCOME PER
      SHARE                          $1.43

                                                        CONSIDERATION RECEIVED PER ITT SHARE*
                                                 ==================================================
                       MULTIPLE HOT/WESTIN/ITT     CASH     STOCK TOTAL CONSIDERATION CONSIDERATION PV
                       ======== ==============     ====     ===== =================== ================

    Marriott Int'l 1998
      P/E Multiple       22.5x      $32.27        $22.50   $36.05       $61.55           $59.68

                                                 * Assumed closing on 2/28/98, discounted at 15% (stock
                                                 portion) and 5.3% (cash portion) to 11/12/97.
                                                 Exchange ratio of 1.117.
    ===================================================================================================

    (1) Represents $4.02 FFO per share as disclosed in HOT conference call dated October 20, 1997.
    (2) Estimates from Credit Suisse First Boston, August 12, 1997.
    (3) Real estate D&A includes Westin 6 month D&A of $43MM annualized.
    (4) Estimates from Morgan Stanley Dean Witter, July 11, 1997.
    (5) Corrected number of shares from HOT proxy.
    (6) After tax value of $75MM synergies disclosed by HOT.
    (7) $25.50 cash per share financed at 7.5% as per HOT proxy.
    (8) Represents 8.7MM shares at a strike price of $44.93 financed at 7.5% as per HOT proxy.
    $165MM pre-tax severance from ITT press release financed at 7.5% as per HOT proxy.
    (9) Assumes $64MM of incremental goodwill amortization from HOT proxy.
    (10) Estimated $90MM tax savings based on $3 Bn intercompany debt financed at 7.5% as per HOT proxy.
    (11) Exchange ratio of 1.117 for outstanding ITT shares.